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                             April 29, 2021

       Rustin Welton
       Chief Financial Officer
       Kontoor Brands, Inc.
       400 N. Elm Street
       Greensboro, NC 27401

                                                        Re: Kontoor Brands,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2021
                                                            Filed March 3, 2021
                                                            File No. 001-38854

       Dear Mr. Welton:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 2, 2021

       Distribution Channels and Customers, page 5

   1. We note that you operate 169 concession retail stores and that such arrangements typically involve a dedicated
sales area within a retail location and payment of a concession fee for use of the space based
on a percentage of retail sales. Please tell us if you recognize concession sales on a
gross or net basis and explain how you assessed the guidance in
                                                        ASC 606-10-55-36
through -40 in determining the appropriate accounting treatment and your role as principal
or agent. To the extent material, revise your revenue recognition accounting policy in
future filings to discuss your concession retail arrangements.
       Exhibits and Financial Statement Schedules
       Exhibits 31.1 and 31.2, page 46

   2. Please amend your filing to provide revised Exhibits 31.1 and 31.2 that read exactly as set forth in Item
601(b)(31) of Regulation S-K.
 Rustin Welton
Kontoor Brands, Inc.
April 29, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameRustin Welton                           Sincerely,
Comapany NameKontoor Brands, Inc.
                                                          Division of
Corporation Finance
April 29, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName